aUB

UNITED STATES
:TIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

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16014335

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Park Madison Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Harbor Road
(No. And Street)

Port Washington	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Marks Paneth LLP **Attn: Steven L. Berse**
(Name - *if individual state last, first, middle name*)

685 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nancy I. Lashine**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Park Madison Partners LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONYA M. PARKER
Notary Public, State of New York
No. 01PA6012927
Qualified in Kings County
Commission Expires January 6, 2019

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

New York City
Washington, DC
New Jersey
Long Island
Westchester

MARKS PANETH

ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Park Madison Partners, LLC

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (a Limited Liability Company) as of December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of Park Madison Partners LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Park Madison Partners, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America

Marks Paneth LLP

New York, NY
February 26, 2016

PARK MADISON PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	1,357,058
Placement fees receivable		4,565,620
Prepaid taxes		4,907
Equipment and furniture & fixtures, at cost, net of accumulated depreciation of $ 55,719		17,435
Security deposit		36,209
TOTAL ASSETS	$	5,981,229

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,334,515
Accrued pension cost		67,842
TOTAL LIABILITIES		1,402,358
Commitments and contingencies		
Members' equity		
Members' equity		4,498,670
Accumulated other comprehensive income		80,201
TOTAL MEMBERS' EQUITY		4,578,871
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,981,229

See notes to financial statements.

PARK MADISON PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract. Revenue for placement services is recognized upon either the closing of the associated funds, or a written commitment from the investor, as applicable, calculated in either case as a percentage of the capital commitment made by an investor.

In some cases, based on the contract, the receipt of a portion of these fees occurs in subsequent years on the anniversary date of a fund's closing. Interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable.

Concentrations

Approximately 66% of placement fees were attributable to two clients in the current year.

The Company maintains cash accounts with a financial institution. At times the balance may exceed the Federal Deposit Insurance Corporation insurance limits. At year end amounts over the insurance limit were approximately $1,100,000.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At year end no securities in this financial institution exceeded SIPC insurance limits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment, Furniture and Fixtures

Depreciation and amortization is provided on the straight-line method over the estimated useful lives.

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such is not subject to federal and state income taxes. The Company is subject to local unincorporated business taxes on net earnings from services provided within the local tax jurisdiction. The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to certain expenses that are not deductible for unincorporated business taxes, including member compensation and jurisdiction's apportionment. The Company files its tax return on the cash basis.

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences resulting from the use of cash basis accounting for tax purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2012.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Policy on Doubtful Accounts

The Company records an allowance for bad debts on receivables the Company deems uncollectible. Placement fees receivable are recognized and carried at net realizable value less an allowance for doubtful accounts. It is the policy of management of the company to review the outstanding accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts.

3. SECURITIES OWNED AT FAIR VALUE

The Company held an investment in a mutual fund, which consists of short-term U.S. fixed income bonds. The investment was sold in 2015.

Investment activity consists of the following for the current year:

Interest and dividend income	$ 1,324
Net realized loss on investment	(818)
	$ 506

3. SECURITIES OWNED AT FAIR VALUE (Continued)

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.

Investments in mutual funds are valued using market prices in active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative total net assets available for benefits. For the current year, there were no significant transfers in or out of level 1.

4. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the outstanding balances as of year-end were as follows:

2016	$ 3,197,439
2017	1,140,681
2018	227,500
	$ 4,565,620

5. COMMITMENTS

On May 31, 2011, the Company entered into an operating lease agreement to lease office space in New York City. The lease was amended on November 24, 2014 and October 31, 2015. Included in the amendment was an extension of the lease termination date to June 30, 2016.

At December 31, 2015, the future minimum lease payments under the lease are as follows:

Year ending December 31, 2016	$77,121

Total rent and occupancy expense amounted to $163,813 for the current year.

6. EQUIPMENT, FURNITURE AND FIXTURES

		Estimated Useful Life
Equipment	$ 45,278	5 years
Furniture and fixtures	27,876	7 years
Subtotal	73,154	
Less accumulated depreciation	55,719	
	$ 17,435	

7. WITHDRAWAL OF MEMBER

A member of the Company separated from the Company as of June 30, 2014. Payments to be made pursuant to a letter agreement between that member and the Company have been made during 2015 and will continue to be paid out over 2016 as fees earned in 2015 and prior are received. In addition, there may be a residual payment if certain defined objectives are met for several transactions currently in progress. Amounts payable under this letter agreement have been recorded in the amount of $1,025,000 as a liability and as a redemption in the Statement of Changes in Members' Equity. The withdrawing member was also paid $100,000 pursuant to the letter agreement as of December 31, 2015.

8. RETIREMENT PLANS

The Company maintains a defined benefit pension plan ("DB Plan") covering substantially all of its employees. Participants accrue a benefit of 10% of compensation for a plan year. Non-owners accrue a benefit of 0.75% of compensation for a plan year. Normal retirement age is 62. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Company has already contributed $276,112 in 2015 towards 2015 funding. No further contributions are expected in 2016.

The following tables set forth further information about the Company's DB Plan as of and for the year ended December 31, 2015 as measured by the Company's actuaries:

Obligations and Funded Status		
Benefit obligation	$	2,214,851
Plan assets at fair value		2,147,009
Unfunded status	$	67,842
Accumulated benefit obligation	$	2,214,851
Employer contributions	$	697,081
Plan participant contributions	$	-
Benefits paid	$	-
Impact of settlement	$	(1,160,727)
Actual return on plan assets	$	2,738

8 RETIREMENT PLANS (continued)

Amounts recognized in the statement of financial position consist of:		
Liabilities	$	67,842

Amounts recognized in accumulated comprehensive income consist of:		
Gain	$	80,201

Amounts recognized in other comprehensive income during 2015:		
Net gain (with amortization below)	$	149,093

Net Periodic Benefit Cost		
Service cost	$	273,713
Interest cost		58,718
Expected return on plan assets		(102,051)
Net periodic benefit cost	$	230,380

Estimated amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during the next fiscal year is nil.

The following assumptions were used in accounting for the DB Plan:

Assumptions used to determine benefit obligations at December 31, 2015	
Discount rate (3.10% at December 31, 2014)	3.20%
Expected long term rate of return on plan assets	5.50%
Rate of compensation increase	Not Applicable

Assumptions used to determine net periodic benefit cost for year ended December 31, 2015	
Discount rate (3.10% at December 31, 2014)	3.20%
Rate of compensation increase	Not Applicable

8 RETIREMENT PLANS (continued)

Mortality tables used are the 2016 Lump Sum Mortality Tables prescribed by the IRS under section 430 (h)(3) at December 31, 2015, with no pre-retirement mortality. The actuarial assumptions for the form of payout were changed from a life annuity used in 2013 to a lump sum in 2014. This change was made to reflect the assumption that the owners will almost always take a lump sum and roll the proceeds over to an IRA. In the case of the Company, such anticipated lump sum payouts represent virtually the entire liability of the plan. Such change resulted in a reduction of pension liability with an offset to the accumulated other comprehensive income.

No plan assets are expected to be returned to the Company during 2016.

The withdrawing member's interest in the Company has been terminated and the settlement of the pension liability took place in 2015. Settlement occurs when the irrevocable transaction takes place to settle the liability due to the withdrawing member (such as a lump sum distribution or purchase of an annuity). During the course of 2015, a lump sum payout of $1,160,727 was paid to the withdrawing member.

At December 31, 2015 the plan had the following asset at fair value:

Cash	$	276,112	Level 1
Pooled Separate Accounts	$	1,870,897	Level 2
	$	2,147,009	

The cash holding at December 31, 2015 was temporary and was invested in the pooled separate account shortly after year end.

The Pooled Separate Account is invested in a conservative income fund that is publicly traded. The investment is classified as Level 2 and is valued with reference to the value of the underlying publicly traded mutual fund.

A projected payout of $ 2,620,682 is expected to be paid in the year ended December 31, 2019.

In December 2007, the Company established a qualified noncontributory profit-sharing plan covering all eligible employees. The Plan provides for contributions by the Company in such amounts as the Managing Members may annually determine subject to statutory limitations. Total profit-sharing expense amounted to $99,380 for the year ended December 31, 2015.

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company's net capital of $158,144 exceeded required net capital of $93,490 by $64,654, and the ratio of aggregate indebtedness to net capital was 8.87 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is required to segregate funds in a special reserve account for the exclusive benefit of customers.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated, events and transactions that may have occurred since December 31, 2015 up until the date of the audit opinion and determined that there are no material events that would require disclosures in the Company's financial statements.

Park Madison Partners, LLC

(A Limited Liability Company)

Statement of Financial Condition

December 31, 2015